2018 Statement of Cash Flow

BIG BEAR CAFE

1/1/2018 to 12/31/2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,391
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Sales Recievable	-4,263
Accounts Payable	13,460
Annual Depreciation	20,253
Rent Reconciliation	
Property Tax Deduction	7,121
Mortgage Interest Deduction	10,682
Deduction for Fees Associated w/Property Interest	42,000
Disallowed Rental Expenses for Owner Occupied Building	-105,893
Total Rent Reconciliation	-46,090
Total Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	**-16,640**
Net Cash Provided by Operating Activities	**-6,248**
INVESTING ACTIVITIES	
Equipment and Leasehold Improvements	-78,638
Owner Investment (or Withdrawal)	54,622
Net Cash Provided by Investing Activities	**-24,016**
FINANCING ACTIVITIES	
Square Loan Principal Increase (or Decrease)	53,500
Total Financing Activities	**53,500**
NET CASH INCREASE FOR PERIOD	**23,236**
Cash at Beginning of Period	30,111
CASH AT END OF PERIOD	**53,347**